CONDENSED INTERIM Consolidated

Financial Statements (UNAUDITED)

For the three months ended March 31, 2013 and 2012

(Expressed in US dollars)

1

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in US Dollars - Unaudited)

	Notes	March 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents		$ 2,477,295	$ 5,053,445
Short term investments		-	-
Trade and other receivables	7	7,265,875	7,093,169
Contract work in progress		-	-
Inventories		9,168,151	9,039,415
Prepaid expenses and other		575,986	624,025
Current assets		19,487,307	21,810,054
Non-current assets
Property and equipment, net		854,652	941,352
Intangible assets, net		8,157,193	8,544,267
Goodwill		5,275,466	5,388,501
Long-term prepaid expenses and other		9,340	26,295
Deferred income tax assets		4,172,000	4,172,000
Non-current assets		18,468,651	19,072,415
Total assets		$ 37,955,958	$ 40,882,469

LIABILITIES
Current liabilities
Trade and other payables		$ 1,741,178	$ 2,340,985
Accrued liabilities		2,297,609	3,482,535
Provisions		396,134	385,950
Promissory note payable	5	362,500	693,129
Taxes payable		203,225	174,939
Deferred revenue		191,263	231,068
Current liabilities before acquisition loan		5,191,909	7,308,606
Acquisition loan		6,137,409	6,953,255
Current liabilities		11,329,318	14,261,861
Non-current liabilities
Long-term deferred revenue		7,728	22,344
Deferred income tax liabilities		2,259,494	2,364,702
Non-current liabilities		2,267,222	2,387,046
Total liabilities		13,596,540	16,648,907

SHAREHOLDERS' EQUITY
Issued capital		39,850,648	39,850,648
Treasury shares		(131,474)	(131,474)
Contributed surplus		4,131,907	4,041,715
Accumulated other comprehensive income		(125,009)	251,826
Deficit		(19,366,654)	(19,779,153)
Total shareholders' equity		24,359,418	24,233,562
Total liabilities and shareholders' equity		$ 37,955,958	$ 40,882,469
See accompanying notes to the unaudited condensed interim consolidated financial statements.
Approved by the Board and authorized for issue on May 7, 2013

“ Fabio Doninelli”	“ James Topham”
Board of Director	Board of Director

2

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in US Dollars - Unaudited)

		Three months ended March 31
	Notes	2013	2012

Revenue	10	$ 8,353,654	$ 10,408,596
Cost of sales	4	4,991,511	5,850,758
Gross profit	10	3,362,143	4,557,838

Expenses:
Selling and distributing expenses	4	1,589,491	1,737,434
General and administrative expenses	4	1,029,777	1,477,104
Product development expenses, gross	4	878,398	789,741
Less: Government contributions	7	(625,713)	(260,205)
		2,871,953	3,744,074
Earnings before other expenses		490,190	813,764

Loss on disposal of property and equipment		8,367	15,016
Interest and bank charges		126,754	148,166
Gain on foreign exchange		(48,313)	(111,441)
Earnings before income taxes		403,382	762,023

Current income tax expense		59,535	276,668
Deferred income recovery		(68,652)	(70,361)
Net earnings for the period from continuing		412,499	555,716
operations

Net loss for the period from discontinued
operations		-	(38,045)
Net earnings for the period		$ 412,499	$ 517,671

Other comprehensive income
Exchange differences on translation of operations
in currencies other than US Dollars		(376,835)	172,803
Total comprehensive income for the period		$ 35,664	$ 690,474

Net earnings (loss) per share
Basic earnings (loss) per share
Earnings from continuing operations	9	$ 0.01	$ 0.01
Earnings (loss) from discontinued operations		$ -	$ (0.00)
Total		$ 0.01	$ 0.01
Diluted earnings (loss) per share
Earnings from continuing operations	9	$ 0.01	$ 0.01
Earnings (loss) from discontinued operations		$ -	$ (0.00)
Total		$ 0.01	$ 0.01

Weighted average number of shares outstanding
Basic	9	58,036,732	58,316,532
Diluted	9	58,113,477	58,343,257

See accompanying notes to the unaudited condensed interim consolidated financial statements.

3

Norsat International Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in US Dollars - Unaudited)

	Notes	Issued capital	Treasury shares	Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders' equity
As at January 1, 2013		$ 39,850,648	$ (131,474)	$ 4,041,715	$ 251,826	$ (19,779,153)	$ 24,233,562
Net earnings for the period		-	-	-	-	412,499	412,499
Other comprehensive loss		-	-	-	(376,835)	-	(376,835)
Total		39,850,648	(131,474)	4,041,715	(125,009)	(19,366,654)	24,269,226

Stock-based compensation	8	-	-	90,192	-	-	90,192
As at March 31, 2013		$ 39,850,648	$ (131,474)	$ 4,131,907	$ (125,009)	$ (19,366,654)	$ 24,359,418

		Issued capital	Treasury shares	Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders' equity
As at January 1, 2012		$ 39,850,648	$ -	$ 3,812,151	$ (70,746)	$ (24,914,155)	$ 18,677,898
Net loss for the period		-	-	-	-	517,671	517,671
Other comprehensive income		-	-	-	172,803	-	172,803
Total		39,850,648		3,812,151	102,057	(24,396,484)	19,368,372

Stock-based compensation	8	-	-	51,850	-	-	51,850
As at March 31, 2012		$ 39,850,648	$ -	$ 3,864,001	$ 102,057	$ (24,396,484)	$ 19,420,222

See accompanying notes to the unaudited condensed interim consolidated financial statements.

4

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US Dollars - Unaudited)

		Three months ended March 31
	Notes	2013	2012

Cash and cash equivalents provided by (used in)
Operating activities:
Net earnings for the period		$ 412,499	$ 517,671
Income taxes paid		-	(579,304)
Non-cash adjustments to reconcile net earnings to net cash flows:
Amortization		332,334	359,858
Foreign exchange gain		(48,313)	(224,801)
Loan acquisition cost amortization		6,787	6,725
Loss on disposal of property and equipment		8,367	15,016
Gain on sale of subsidiary		-	-
Impairment of assets		-	-
Current income tax expense		59,535	276,668
Deferred income tax recovery		(68,652)	(70,361)
Share-based payments	8	90,192	51,850
Accretion of promissory notes		31,871	27,774
Government contribution	7	(650,887)	(302,653)
Changes in non-cash working capital	11	(1,642,964)	(1,259,991)
Net cash flows used in operating actitivies		(1,469,231)	(1,181,548)

Investing activities:
Purchase of intangible assets, property and equipment		(36,164)	(191,113)
Proceeds from government contributions
for acquisition of property and equipment		-	260,214
Proceeds from sale of property and equipment		4,200	42,390
Redemption of short-term investment		-	38,212
Proceeds from sale of subsidiary		13,583	-
Acquisition of subsidiary, net of cash acquired	5	-	-
Net cash flows (used in) provided by investing activities		(18,381)	149,703

Financing activities:
Repayment of acquisition loan		(750,000)	(600,000)
Payment of promissory note		(362,500)	-
Proceeds from government contributions	7	61,094	393,727
Purchase of treasury shares		-	-
Proceeds from acquisition loan	14	-	-
Proceeds from shares issued under ESOP,
net of share issuance costs	16	-	-
Repurchase of common shares and related fees	16	-	-
Proceeds from exercising warrants and options	16	-	-
Net cash flows used in financing activities		(1,051,406)	(206,273)

Effect of foreign currency translation on
cash and cash equivalents		(37,132)	56,861
Decrease in cash and cash equivalents		(2,576,150)	(1,181,257)
Cash and cash equivalents, beginning of period		5,053,445	4,192,875
Cash and cash equivalents, end of period		$ 2,477,295	$ 3,011,618

Supplemental cash flow and other disclosures (note 11)
See accompanying notes to the unaudited condensed consolidated financial statements.

5

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(Expressed in US dollars - Unaudited)

1.	Basis of Preparation

These unaudited condensed interim consolidated financial statements for the three months ended March 31, 2013, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Company’s 2012 annual audited consolidated financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed interim consolidated financial statements are presented in United States Dollars, except when otherwise indicated.

The unaudited condensed interim consolidated financial statements for the three months ended March 31, 2013 have been approved and authorized for issue by the board of directors on May 7, 2013.

Seasonal fluctuations

Quarterly results from our four business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories as they commence installation in the spring and winter seasons. Among our other three segments, the third and fourth quarters are typically the strongest, as these are traditionally the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

2.	Significant Accounting Policies

The unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2012.

During the three months ended March 31, 2013, the Company adopted the following accounting policies:

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 Consolidated Financial Statements replaces SIC-12 Consolidation-Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The application of this standard does not materially affect the Company.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The application of this standard does not materially affect the Company.

IFRS 13 Fair Value Measurements explains how to measure fair value by providing a clear definition and introducing a single set of guidance for (almost) all fair value measurements. It clarifies how to measure fair value when a market becomes less active and improves transparency through additional disclosures. The application of this standard does not materially affect the Company.

6

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(Expressed in US dollars - Unaudited)

3.	Significant Management Judgement and Estimation Uncertainty

The preparation of unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgements, estimates and assumptions that affect amounts reported in the unaudited condensed interim consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates.

The judgements, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty were the same as those applied in the Company’s last annual audited consolidated financial statements for the year ended December 31, 2012, with the addition of the following estimates:

Government Repayment:

The Company is required to make annual repayments under the SADI I contract as outlined under Note 7. The Company estimates the repayment based on its revenue forecast for the current fiscal year. Actual revenue may be substantially different from forecasted revenue, resulting in differences between accrual and actual payment due.

7

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(Expressed in US dollars - Unaudited)

4.	Cost of Sales and Expenses

	Three months ended March 31
	2013	2012
Cost of Sales
Direct cost of sales	$ 4,932,071	$ 5,708,028
Depreciation and amortization	33,043	22,590
Transfer from expenses	26,397	120,140
	$ 4,991,511	$ 5,850,758

Selling and distributing expenses
Direct expenses	$ 1,411,821	$ 1,590,336
Depreciation and amortization	194,636	183,888
Transfer to cost of sales	-	(8,487)
Less: Government contribution (Note 7)	(16,966)	(28,303)
	$ 1,589,491	$ 1,737,434

General and administrative expenses
Direct expenses	$ 1,040,002	$ 1,560,429
Transfer to cost of sales	(26,397)	(93,356)
Depreciation and amortization	24,381	42,473
Less: Government contribution (Note 7)	(8,208)	(32,442)
	$ 1,029,778	$ 1,477,104

Product development expenses, net
Direct expenses	$ 798,124	$ 678,834
Depreciation and amortization	80,274	110,907
	$ 878,398	$ 789,741
Transfer to cost of sales	-	(18,297)
Government contribution (Note 7)	(625,713)	(241,908)
	$ (625,713)	$ (260,205)
	$ 252,685	$ 529,536

Supplementary information:
Short-term employee benefits	$ 3,011,704	$ 3,686,304

Short-term employee benefits include wages, salaries, bonus, sales commissions, social security contributions, extended health premiums, Medical Services Plan payments, Registered Retirement Savings Plan contributions and vacation accrual.

5.	Business Combination

Acquisition of Sinclair Technologies Holdings Inc.

During the three months ended March 31, 2013, the Company released $1,000,000 in cash from escrow to the vendors as part of the purchase consideration. The funds were originally held in escrow to act as security for certain events should the Company be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors.

8

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(Expressed in US dollars - Unaudited)

On March 28, 2013, the Company paid $376,203 in cash to the vendors as part of the purchase consideration, representing 50% of the principal of the promissory note plus accumulated interest. The balance of the principal plus interest is to be paid on June 28, 2013.

The value of the promissory notes as at March 31, 2013 was $362,500 (December 31, 2012-$693,129).

Also, please refer to note 14 Events after Reporting Date.

6.	Capital Disclosures

On March 28, 2013, the Company entered into an agreement with the Canadian Federal Minister of Industry (the “Minister”) through the Strategic Aerospace & Defense Initiative (“SADI”) whereby the Minister will provide funding of 30% of eligible spending related to the research and development of the aerospace, defence, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13,270,265 for eligible costs starting from July 27, 2012 up to and including December 31, 2017 (“SADI II”). The Company is obliged to repay the funding over the SADI II repayment period (Note 7).

As at March 31, 2013 the Company is in compliance with its externally imposed covenants.

7.	Government Contributions

Strategic Aerospace & Defense Initiative

The Company entered into an agreement (“SADI I”) with the Minister through the SADI in September 2008 and subsequently amended in October 2011, whereby the Minister provided funding of 35% of eligible spending related to the research and development of A&D technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2012. The Company has claimed the maximum funding under this agreement as at December 31, 2012.

As at March 31, 2013, $580,603 (Cdn$592,270) remains in trade and other receivables (December 31, 2012- $595,169 (Cdn$592,270) related to SADI I.

Starting in 2013, the Company is obligated to accrue annual repayments over the repayment period, with the following terms:

➢	The repayment period begins January 1, 2013 and will continue for 15 years, or until such time as the maximum amount of Cdn$8,962,800, representing 1.5 times the contributions (actual amounts disbursed by the Minister) to be repaid is reached, whichever occurs earlier.

➢	Annual repayment amounts under the SADI I repayment period are calculated based on a repayment rate of 0.94% multiplied by gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year). The adjustment factor is based on year-over-year change of gross business revenue. For fiscal 2013, the Company estimates that the adjustment factor will be 1.0 based on estimated annual gross business revenue growth compared to fiscal 2012.

As at March 31, 2013, the Company recorded a SADI I royalty payment accrual of $160,909 as an increase in Satellite Solutions costs of sales ($40,431), Microwave Products cost of sales ($41,364) and Sinclair Technologies cost of sales ($79,114).

9

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(Expressed in US dollars - Unaudited)

For the three months ended March 31, 2013, the Company has recorded $599,902 as a reduction to product development expenses in the condensed interim consolidated statements of earnings and comprehensive income and $11,812 as a reduction to property and equipment costs relating to SADI II. As at March 31, 2013, $610,477 (Cdn$620,215) remains in trade and other receivables relating to this project for costs incurred.

SADI II repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2017 year end and is capped at the lesser of 1.5 times the contribution (actual amounts disbursed by the Minister) and the amounts actually repaid over a period of 15 years, commencing in 2018. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year). As at March 31, 2013, the Company did not accrue any liability for repayment relating to SADI II as the amount cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

Digital Technology Adoption Pilot Programs (“DTAPP”)

For the three months ended March 31, 2013, the Company has recorded $50,985 as a reduction to expenses in the condensed interim consolidated statements of earnings and comprehensive income relating to its DTAPP agreements. Total cash received was $61,094 for the three months ended March 31, 2013 (for the three months ended March 31, 2012 - $83,653). As at March 31, 2013, $25,572 (Cdn$25,980) remains in trade and other receivables for costs incurred (December 31, 2012 - $36,662 (Cdn$36,623)).

Effective February 1, 2013, the NRC extended the August DTAPP agreement from March 15, 2013 to September 30, 2013 with all other terms and conditions remaining unchanged.

8.	Issued Capital

Share Purchase Option Plan

Share purchase options outstanding as at March 31, 2013 are as follows:

Share purchase options outstanding	Number of options	Weighted average exercise price Cdn$
Balance, December 31, 2012	1,775,400	$ 0.69
Granted	611,928	0.54
Expired	(20,000)	1.51
Forfeited	(9,000)	0.83
Balance, March 31, 2013	2,358,328	$ 0.65

The following table summarizes information pertaining to the Company’s share purchase options outstanding at March 31, 2013:

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price Cdn$	Number of options exercisable	Weighted average exercise price Cdn$
$0 to $0.49	418,000	3.73	0.48	-	-
$0.50 to $0.99	1,858,128	3.47	0.65	840,200	0.77
$1.00 to $1.49	82,200	0.00	1.37	82,200	1.37
	2,358,328	3.40	0.65	922,400	0.82

10

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(Expressed in US dollars - Unaudited)

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. The Company calculates share based payment from the vesting of stock options using the Black Scholes Option Pricing Model with assumptions noted below and records related compensation expense as follows for the three months ended March 31, 2013 and 2012:

	Three months ended March 31
	2013	2012
Total compensation - options	$ 71,830	$ 51,850

The weighted average assumptions used to estimate the fair value of options granted during the three months ended March 31, 2013 and 2012 were:

	Three months ended March 31
	2013	2012
Risk free interest rate	1.25%	1.27%
Expected life	3.1	3.5
Vesting period	2 years	2 years
Expected volatility	52%	71%
Expected dividends	Nil	Nil
Average fair value	Cdn$0.20	Cdn$0.25
Forfeiture rate	18%	14%

A total of 611,928 stock purchase options were granted at an exercise price of Cdn$0.54 and fair value of Cdn$0.20 during the three months ended March 31, 2013.

Options vest in 2 years and expire 5 years from the grant date.

During the three months ended March 31, 2013, a total of 274,759 and 75,543 options were granted to senior management and directors, respectively at an exercise price of Cdn$0.54 and fair value of Cdn$0.20.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

Restricted Share Unit (“RSU”) Plan

RSUs outstanding as at March 31, 2013 were as follows:

# of RSUs outstanding
Balance, December 31, 2012	330,272
Forfeited	(888)
Balance, March 31, 2013	329,384

The Company charged the following share-based payments to general and administrative expenses, with a corresponding increase in contributed surplus:

	Three months ended March 31
	2013	2012
Total compensation - RSUs	$ 18,362	$ -

11

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(Expressed in US dollars - Unaudited)

9.	Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations was as follows for the three months ended March 31, 2013 and 2012:

	Three months ended March 31
	2013	2012
Numerator
Net earnings from continuing operations	$ 412,499	$ 555,716
Denominator:
Weighted average number of shares
outstanding used to compute basic EPS	58,036,732	58,316,532
Dilution from exercise of stock options	76,745	26,725
Dilution from exercise of warrants	-	-
Weighted average number of shares
outstanding used to compute diluted EPS	58,113,477	58,343,257

Net earnings per share - from continuing
operations:
Basic	$ 0.01	$ 0.01
Diluted	$ 0.01	$ 0.01

The calculation of assumed exercise of stock options includes the effect of the dilutive options. Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular stock options were not included.

12

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(Expressed in US dollars - Unaudited)

10.	Segmented Information

The accounting policies of the segments are the same as those described in the summary of significant accounting policies as described in our annual audited consolidated financial statements for the year ended December 31, 2012.

The following tables set forth sales and gross profit information by operating segments for the three months ended March 31, 2013 and 2012. Due to limited activity, Norsat Power Solutions segment sales are included under the Sinclair Technologies segment and Maritime Solutions segment sales under the Satellite Solutions segment:

	Three months ended March 31
	2013	2012
Sales to external customers
Sinclair Technologies	$ 5,576,292	$ 6,167,356
Satellite Solutions	1,372,862	2,142,587
Microwave Products	1,404,500	2,098,653
	$ 8,353,654	$ 10,408,596

Gross Profit
Sinclair Technologies	$ 2,419,196	$ 2,776,657
Satellite Solutions	391,948	888,977
Microwave Products	550,999	892,204
	$ 3,362,143	$ 4,557,838

Total assets related to operations for each segment are calculated based on the percentage of total sales to external customers of each segment (Sinclair Technologies and Norsat Power Solutions, Satellite Solutions and Maritime Solutions, and Microwave Products) over total consolidated sales, whereas property, equipment, and intangible assets of each segment reflect the carrying value of the assets.

	Sinclair Technologies	Satellite Solutions	Microwave Products	Consolidated
As at March 31, 2013
Total assets related to operations	$ 23,047,468	$ 7,369,331	$ 7,539,159	$ 37,955,958
Property and equipment, net	446,601.00	201,701.00	206,350.00	854,652
Intangible assets, net	8,128,515	14,176	14,502	8,157,193

As at December 31, 2012
Total assets related to operations	$ 24,735,365	$ 7,675,672	$ 8,471,432	$ 40,882,469
Property and equipment, net	604,627	160,065	176,660	941,352
Intangible assets, net	8,419,994	59,074	65,199	8,544,267

Substantially all property and equipment and intangible assets are located in Canada.

13

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(Expressed in US dollars - Unaudited)

The Company generated revenues from external customers located in the following geographic locations:

	Three months ended March 31
	2013	2012

Canada	$ 2,091,585	$ 2,308,375
United States	4,816,974	5,521,561
Europe and other	1,445,095	2,578,660
	$ 8,353,654	$ 10,408,596

Customer Concentration:

For the three months ended March 31, 2013 and 2012, two customers of the Sinclair Technologies operating segment individually represented 10% or more of total consolidated revenue. The two customers represented a total of 25% of total consolidated revenue (three months ended March 31, 2012 - 24%).

11.	Supplemental cash flow and other disclosures

	Three months ended March 31
	2013	2012
Change in non-cash operating working capital:
Trade and other receivables	$ 290,794	$ 920,900
Contract work in progress	-	(135,001)
Inventories	(215,635)	586,882
Prepaid expenses and other	58,189	42,072
Accounts payable and accrued liabilities	(1,732,075)	(2,613,295)
Provisions	10,184	1,354
Deferred revenue	(54,421)	(62,903)
	$ (1,642,964)	$ (1,259,991)
Supplementary information:
Interest paid	$ 109,503	$ 97,356

12.	Related Party Transactions

Compensation of key management personnel including the Company’s President and Chief Executive Officer, Chief Financial Officer and General Manager (2012- President and Chief Executive Officer, Chief Financial Officer, General Manager and former President of a significant subsidiary) are as follows:

	Three months ended March 31
	2013	2012
Short-term employee benefits	$ 305,092	$ 808,859
Share based payments	27,404	12,146
Total	$ 332,496	$ 821,005

The amounts disclosed in the above table are the amounts recognized as an expense during the reporting period related to key management personnel.

14

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(Expressed in US dollars - Unaudited)

13.	Commitments and Contingencies

Future minimum payments at March 31, 2013 under various loan commitments, purchasing commitments and operating lease obligations for each of the next five calendar years are approximately as follows:

	Remaining 2013	2014	2015	2016	2017 and after
Acquisition loan	$ 2,250,000	$ 3,000,000	$ 937,176	$ -	$ -
Promissory note payable	376,450	-	-	-	-
Inventory purchase obligations	4,610,497	374,346	-	-	-
Operating lease obligations	633,842	836,921	454,556	417,985	7,855
Total	$ 7,870,789	$ 4,211,267	$ 1,391,732	$ 417,985	$ 7,855

Repayment of the acquisition loan assumes that the Company elects the option under the terms of the credit facilities to repay the annual lump sum payment over a 12 month consecutive period from the payment due date.

The promissory note includes accumulated interest payment of $13,950.

The Company, in the normal course of business, enters into purchase commitments, including inventory purchase obligations as disclosed above.

The Company has operating lease commitments that extend to June 2017.

Legal Proceedings

From time to time the Company may enter into legal proceedings relating to certain potential claims. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to the Company’s consolidated financial position.

14.	Events after Reporting Date

Acquisition of US-Based Satellite Communication Business

On April 16, 2013, the Company entered into a definitive agreement to acquire certain business assets and assume certain liabilities of a US-based satellite communication systems business. The Company paid US$530,170 and financed the transaction with cash from operations. The acquired assets include new products and associated IP that align with the Company’s existing product roadmap and allow the Company to immediately enter new and additional areas within the satellite communications markets with solid state power amplifiers (“SSPAs”), high power block upconverters (“BUCs”), SATCOM baseband kits and Microsatellite terminals (terminals with antenna sizes below 1 metre).

The Company is currently working on the allocation of the purchase consideration to the fair values of assets acquired and liabilities assumed at the acquisition date.

Acquisition Loan

Subsequent to March 31, 2013, the Company has elected the option under the terms of the credit facilities to repay the scheduled annual lump sum payment of $600,000 over a 12-month consecutive period from the payment due date on April 30, 2013.

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